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                            October 8, 2020

       Daniel V. Malloy
       Chief Executive Officer
       Third Point Reinsurance Ltd.
       Point House
       3 Waterloo Lane
       Pembroke HM 08
       Bermuda

                                                        Re: Third Point
Reinsurance Ltd.
                                                            Registration
Statement on Form S-4
                                                            Filed September 23,
2020
                                                            File No. 333-248989

       Dear Mr. Malloy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed September 23, 2020

       Summary, page 1

   1. Please disclose in the Summary section the approximate amount of leverage that Third
                                                        Point will have
following the merger. Include in your disclosure the existing Sirius indebtedness that Third
Point expects to assume, the issuance of approximately
                                                        $260 million aggregate
face amount of perpetual cumulative Sirius Series B Preference
                                                        Shares, and the Sirius
notes in the aggregate principal amount of approximately
                                                        $665 million that are
expected to remain outstanding after the completion of the merger and will remain the
indebtedness of Sirius.
 Daniel V. Malloy
Third Point Reinsurance Ltd.
October 8, 2020
Page 2
2. Please disclose in the Summary section the percentage of equity securities that will be controlled by the shareholders of Third Point and Sirius, respectively, following the merger. We note in this regard that these percentages appear as 55% for Third Point and
         45% for Sirius on page 97 of the Proxy Statement/Prospectus, but page xi of the Questions and Answers section indicates that the percentage cannot be determined until all shareholder elections with respect to merger consideration are known.
3. In the Summary section, please include a comparative description of each of the consideration options you are offering to shareholders, with relative valuations for each as of a recent date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDaniel V. Malloy                             Sincerely,
Comapany NameThird Point Reinsurance Ltd.
                                                               Division of
Corporation Finance
October 8, 2020 Page 2                                         Office of
Finance
FirstName LastName